SPC CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of SPC Capital Markets
Holdings LLC)

Statement of Financial Condition
December 31, 2020
(With Report of Independent Registered Public
Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70360

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YYYY) AND ENDING 12/31/2020 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SPC CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Horseneck Lane
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Chung — 212-751-4422
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue, 4th Floor	NEW YORK	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____**Michael Gregorich**_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**SPC Capital Markets, LLC**_____, as of _____**December 31, 2020** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Chief Operating Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption report

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SPC CAPITAL MARKETS LLC
Table of Contents
December 31, 2020



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
SPC Capital Markets LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SPC Capital Markets LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



KPMG LLP

We have served as the Company's auditor since 2020.

New York, New York
March 22, 2021

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

SPC CAPITAL MARKETS LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Cash	$	10,673,342
Accounts receivable		1,084,738
Prepaid expenses		23,320
Total assets	$	11,781,400

Liabilities and Member's Equity

Due to related party	$	77,833
Accounts payable and accrued expenses		220,772
Total liabilities		298,605
Member's equity		11,482,795
Total liabilities and member's equity	$	11,781,400

The accompany notes are an integral part of the financial statement.

2

1. **Organization**

    SPC Capital Markets LLC (the "Company"), a wholly-owned subsidiary of SPC Capital Markets Holdings LLC, ("Member"), is a Delaware limited liability company organized on June 20, 2019. Pursuant to the membership agreement dated January 17, 2020, the Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation (SIPC).

    The Company was formed to facilitate the arranging, structuring and distribution of securities. The Company also intends to act as placement agent in private placements and as a financial advisor to participants in mergers, acquisitions, sales, real estate syndicator and dispositions of companies. The U.S. dollar ($) is the functional currency of the Company.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Use of Estimates
    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There are no cash equivalents at December 31, 2020.

    Accounts Receivable
    Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

    Allowance for Credit Losses
    On January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including accounts receivable utilizing the CECL framework. The adoption of ASC 326 had no impact on the Company's opening member's equity. The Company's expectation is that the credit risk associated with accounts receivable is that any client with which it conducts business with is unable to fulfill its contractual obligations. Management

monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the fees receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of and for the year ended December 31, 2020.

Accounts payable and accrued expenses
The Company records expenses in the period in which they are incurred.

Income Taxes
The Company is a single member limited liability company that is disregarded for income tax purposes and accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to the Member's income tax returns.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no material uncertain income tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This guidance is effective for years beginning after December 15, 2019, with early adoption permitted, and is effective for the Company as of January 1, 2020. At December 31, 2020, management has determined that the Company had no lease obligations that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

3. **Cash**

    The Company maintains cash in a bank deposit account that, at times, may exceed federally insured limits. The Company has not experienced any losses with respect to these deposits. As of December 31, 2020, cash held in a bank deposit account is $10,673,342. Throughout the year and as of December 31, 2020, there were no restricted cash balances.

4. **Indemnifications**

    In the normal course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The

Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

5. Related Party Transactions

The Company is related through common ownership to Stone Point Capital LLC ("Stone Point"). The Company has entered into an Administrative Services Agreement ("ASA") with Stone Point. Expenses such as rent, utilities, communications, market data, office supplies, insurance, and payroll are allocated by Stone Point to the Company. At December 31, 2020, the Company owed $77,833 to Stone Point in connection with the ASA.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. At December 31, 2020, the Company had net capital of $10,374,737 which was $10,274,737 in excess of its required net capital of $100,000.

7. Covid-19

In March 2020, the World Health Organization declared the coronavirus ("COVID-19") outbreak to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of COVID-19 is uncertain at this time. The impact of COVID-19 on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

8. Subsequent Events

Subsequent events have been evaluated through March 22, 2021 when these financial statements were issued and no events have been identified that require disclosure.